Exhibit (e)(1)
2010 Proxy Statement Excerpts

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 15, 2010 as to (i) each person (including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) who we know to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of the Named Executive Officers listed in the Summary Compensation Table below, (iii) each director and nominee for director, and (iv) all current executive officers and directors as a group.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and dispositive power with respect to their shares of our common stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the Securities and Exchange Commission, or the SEC, the number of shares of common stock deemed outstanding includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 15, 2010 unless a more recent SEC filing through April 7, 2010 is available for our 5% stockholders. Except as otherwise indicated, the address of each beneficial holder is c/o CPEX Pharmaceuticals, Inc., 2 Holland Way, Exeter, New Hampshire 03833.

	Number of Shares of		Percentage of
	Common Stock		Common Stock
Name and Address of Beneficial Owner	Beneficially Owned		Outstanding(1)

5% stockholders (not including executive officers or directors):
George P. Bauer 205 Dudley Road Wilton, CT 06897	195,287	(2)	7.69%
Porter Orlin LLC 666 Fifth Avenue, 34th Floor New York, NY 10103	147,000	(3)	5.79%
Named Executive Officers:
John A. Sedor Chief Executive Officer and President	84,781	(4)	3.25%
Fred Feldman Senior Vice President and Chief Science Officer	35,804	(5)	1.39%
Lance Berman Chief Medical Officer and Senior Vice President	20,167	(6)	*
Non-Employee Directors:
Michael McGovern	374,137	(7)	14.67%
James R. Murphy	134,168	(8)	5.25%
Miguel Fernandez	29,106	(9)	1.13%
John W. Spiegel	21,100	(10)	*
Director Nominee:
Robert Forrester	—		—
All current executive officers and directors as a group (8 persons)	693,176	(11)	25.40%

*	Less than one percent

(1)	Based on 2,540,728 shares of common stock outstanding as of March 15, 2010.

(2)	The number of shares is based solely on information contained in a Schedule 13G filed by this stockholder on March 19, 2010. Mr. Bauer filed the Schedule 13G with Carol B. Bauer and Bradley T. Bauer as a group. George Bauer has sole voting and dispositive power with respect to 173,971 of the shares and shared voting and dispositive power with respect to 195,287 of the shares. Carol B. Bauer has shared voting and dispositive power with respect to 10,216 of the shares and Bradley T. Bauer has shared voting and dispositive power with respect to 11,100 of the shares. Neither Carol B. Bauer nor Bradley T. Bauer has sole voting or dispositive power with respect to the shares.

(3)	The number of shares is based solely on information contained in a Schedule 13G filed by this stockholder on April 7, 2010. Porter Orlin LLC filed the Schedule 13G with A. Alex Porter, Paul Orlin, Geoffrey Hulme and Jonathan W. Friedland (collectively with Porter Orlin LLC, the “Porter Orlin Reporting Persons”). The Schedule 13G reported that the Porter Orlin Reporting Persons have shared voting and dispositive power with respect to all shares owned by Porter Orlin LLC.

(4)	Includes 1,200 shares of common stock owned by Mr. Sedor’s children, as to which Mr. Sedor disclaims beneficial ownership, and includes 2,167 shares of common stock held in Mr. Sedor’s 401(k) Retirement Plan account. Also includes 67,333 shares of common stock issuable upon exercise of vested stock options.

(5)	Includes 2,269 shares of common stock held in Mr. Feldman’s 401(k) Retirement Plan account. Also includes 27,033 shares of common stock issuable upon exercise of vested stock options.

(6)	Includes 1,494 shares of common stock held in Mr. Berman’s 401(k) Retirement Plan account. Also includes 15,000 shares of common stock issuable upon exercise of vested stock options.

(7)	Includes 10,000 shares of common stock owned by Mr. McGovern’s spouse, as to which Mr. McGovern disclaims beneficial ownership, 5,000 shares of common stock issuable upon exercise of vested stock options, 3,000 vested restricted stock units and 1,000 restricted stock units that vest within 60 days after March 15, 2010.

(8)	Includes 1,211 shares of common stock held in an individual retirement account. Also includes 10,000 shares of common stock issuable upon exercise of vested stock options, 5,250 vested restricted stock units and 1,750 restricted stock units that vest within 60 days after March 15 2010.

(9)	Includes 19,520 shares of common stock issuable upon exercise of vested stock options, 4,600 vested restricted stock units and 1,000 restricted stock units that vest within 60 days after March 15, 2010.

(10)	Includes 1,500 shares held in a revocable trust over which Mr. Spiegel possesses shared voting and dispositive power, 14,000 shares of common stock issuable upon exercise of vested stock options, 4,600 vested restricted stock units and 1,000 restricted stock units that vest within 60 days after March 15, 2010.

(11)	Includes 153,953 shares of common stock issuable upon exercise of vested stock options. Also includes 17,450 shares of common stock issuable upon issuance of vested restricted stock units and 4,750 restricted stock units that vest within 60 days after March 15, 2010. Also includes 6,176 shares of common stock held in 401(k) Retirement Plan accounts and/or individual retirement accounts of certain of our executive officers. See footnotes 4 and 6 through 10 above.

EXECUTIVE COMPENSATION

Summary Compensation Table for the 2009 and 2008 Fiscal Years

The following table summarizes the compensation of our principal executive officer and our two other most highly paid executive officers who were serving as executive officers as of December 31, 2009 (the “Named Executive Officers”).

						Stock		Option		All Other
		Salary		Bonus		Awards		Awards		Compensation		Total
Name and Principal Position	Year	($)		($)		($)		($)		($)		($)

John A. Sedor	2009	397,000		—		206,860	(4)(5)	34,144	(9)	45,494	(11)	683,498
Chief Executive	2008	337,807	(1)	96,250		107,335	(4)(6)	1,345,672	(9)(10)	29,121		1,916,185
Officer and President
Lance Berman, M.D.,	2009	275,000		50,000	(2)	195,113	(4)(7)	266,547	(9)	35,321	(12)	821,981
Chief Medical Officer and Senior Vice President
Fred Feldman,	2009	288,000		115,200	(3)	6,060	(4)	24,771	(9)	21,169	(13)	455,200
Senior Vice President and Chief	2008	279,851	(1)	55,970		64,258	(4)(8)	767,015	(9)(10)	18,805		1,185,899
Science Officer

(1)	Reflects full year compensation, including the portion attributable to the individual’s employment with Bentley prior to the Separation Date as discussed below.

(2)	Reflects a $50,000 hiring bonus, paid in February 2009, in accordance with Dr. Berman’s employment agreement.

(3)	Reflects the cash value of Mr. Feldman’s 2009 annual bonus which was paid in cash upon his retirement.

(4)	These amounts include the aggregate grant date fair value of restricted stock units granted to the executives in the year in which the grant was made. For more information on the restricted stock unit valuation assumptions, refer to Note 8 of our Consolidated and Combined Financial Statements, included in our annual report to stockholders for the year ended December 31, 2009, which accompanies this proxy statement.

(5)	$198,500 of this amount reflects the cash value of the bonus earned by Mr. Sedor during 2009. This bonus is expected to be paid in June 2010, pending Compensation Committee approval, in cash, shares of unrestricted common stock or any combination thereof.

(6)	$96,950 of this amount represents the cash value of the portion of Mr. Sedor’s 2008 annual bonus which was paid in shares of unrestricted common stock after an amendment to the CPEX 2008 Equity and Incentive Plan was approved at the 2009 annual meeting of CPEX stockholders.

(7)	$110,000 of this amount reflects the cash value of the bonus earned by Dr. Berman during 2009. This bonus is expected to be paid in June 2010, pending Compensation Committee approval, in cash, shares of unrestricted common stock or any combination thereof.

(8)	$55,952 of this amount represents the cash value of the portion of Mr. Feldman’s 2008 annual bonus which was paid in shares of unrestricted common stock after an amendment to the CPEX 2008 Equity and Incentive Plan was approved at the 2009 annual meeting of CPEX stockholders.

(9)	These amounts include the aggregate grant date fair value of stock options granted to the executives in the year in which the grant was made. For more information on the stock option valuation assumptions, refer to Note 8 of our Consolidated and Combined Financial Statements, included in our annual report to stockholders for the year ended December 31, 2009, which accompanies this proxy statement.

(10)	Includes the value of stock options received in respect of Bentley stock options that were granted by Bentley and outstanding at the time of the spin-off from Bentley. The stock options received in the spin-off from Bentley are unrelated to CPEX compensatory decisions. See “— The Impact of the Bentley Spin-Off on Certain Compensation.”

(11)	Includes life insurance premiums of $16,494, matching contributions in shares of common stock to Mr. Sedor’s 401(k) plan valued at $14,000, an automobile allowance of $12,000 and contributions to Mr. Sedor’s health savings account of $3,000.

(12)	Includes relocation expenses of $19,621, matching contributions in shares of common stock to Dr. Berman’s 401(k) plan valued at $14,000, contributions to Dr. Berman’s health savings account of $1,500 and life insurance premiums of $200.

(13)	Includes matching contributions in shares of common stock to Mr. Feldman’s 401(k) plan valued at $14,000, life insurance premiums of $3,865, contributions to Mr. Feldman’s health savings account of $3,000 and cell phone fees of $304. The amounts disclosed for cell phone fees are for both business and personal purposes.

The Impact of the Bentley Spin-Off on Equity Compensation

On June 12, 2008 the board of directors of Bentley approved the spin-off of its drug delivery business into CPEX. Shares of CPEX common stock were distributed to Bentley stockholders after the close of business on June 30, 2008, or the Separation Date, by means of a stock dividend. Each Bentley stockholder of record on June 20, 2008 received on the Separation Date one share of our common stock for every ten shares of Bentley common stock they owned. Bentley has had no equity ownership in our company subsequent to the spin-off.

In connection with the spin-off and related transactions, each Bentley option holder received an adjusted Bentley award and an option to purchase that number of shares of CPEX common stock equal to 1/10 of the number of shares of Bentley common stock underlying the original Bentley option. The exercise price of the CPEX options was determined by multiplying the original exercise price of the Bentley option by the when-issued trading price of CPEX common stock on the NASDAQ Capital Market on the Separation Date and dividing that number by the closing price of Bentley’s common stock on the New York Stock Exchange on the Separation Date. The CPEX options were granted under our 2008 Equity and Incentive Plan. The vesting schedules and expiration dates of the CPEX options are based on the original vesting schedule and expiration dates of the Bentley options from which they were converted.

Similarly, each Bentley restricted stock unit outstanding on the Separation Date was converted into an adjusted Bentley restricted stock unit and a CPEX restricted stock unit. For every ten Bentley restricted stock units, the individual received one restricted stock unit in CPEX with a vesting schedule and expiration date based on the original vesting schedules and expiration dates of the Bentley restricted stock units from which it was converted.

On July 22, 2008, Bentley was acquired by Teva Pharmaceuticals Industries Limited. As a result of this acquisition, all outstanding Bentley awards became fully vested, were cancelled and converted into the right to receive cash payment. Payment for Bentley options was equal to the number of shares of Bentley common stock underlying the options multiplied by difference between the merger consideration price, which was $14.82, and the exercise price of the option, less any applicable withholding taxes. The payment for Bentley restricted stock units was equal to the number of restricted stock units multiplied by the merger consideration price of $14.82, less any applicable withholding taxes.

Employment Agreements

We have entered into employment agreements with each of Messrs. Sedor, Berman and Feldman, which set forth the terms of their respective relationships with CPEX. The agreements renew annually for one-year terms. Under the agreements, each individual is paid a base salary and provided with life insurance, as well as annual salary review, bonus potential and stock option grants. Mr. Sedor is eligible for a bonus each year of up to 50% of his base salary and Messrs. Berman and Feldman are each eligible for a bonus each year of up to 40% of his respective base salary. The amount of any such bonuses, which are payable in cash, common stock and/or other equity awards, and stock option grants are determined by the Compensation Committee after considering CPEX’s and each individual’s performances during the year. Mr. Sedor’s agreement also provided for a minimum stock option grant of 5,000 options under the terms of the Amended and Restated 2008 Equity Incentive Plan in each of the years 2008 and 2009. Each of these individuals is employed by us on a full-time basis. Effective February 1, 2010, Nils Bergenhem, Ph.D. was appointed as our Chief Scientific Officer in preparation for Mr. Feldman’s retirement on April 1, 2010.

For details regarding our obligations in the event of various potential circumstances of termination of employment for any of our Named Executive Officers, please see “Potential Payments Upon Termination or Change-In-Control” below.

Terms of Restricted Stock Units and Stock Option Grants

Each restricted stock unit granted to CPEX’s executive officers represents the right to receive one share of common stock. The restricted stock units vest in three equal annual installments on the first three anniversaries of the grant date. The underlying shares will be issued on the respective vesting dates for the units. The restricted stock units are not subject to performance milestones or other vesting requirements beyond continued employment on the applicable vesting dates. The terms of the restricted stock units permit CPEX to withhold vested shares in satisfaction of applicable tax withholding requirements.

The stock options granted during 2009 and 2008 vest in three equal annual installments on the first three anniversaries of the grant date and expire on the tenth anniversary of the grant date. We believe that this vesting schedule, as well as the vesting schedule for the restricted stock units, aids in retaining executive officers and motivating longer-term performance. The exercise price of stock options is the closing price per share of our common stock on the NASDAQ Capital Market on the date of grant.

Outstanding Equity Awards at 2009 Fiscal Year End

The following table details unexercised options and restricted stock units that have not vested for each of our Named Executive Officers as of December 31, 2009.

	Option Awards						Stock Awards
		Number of	Number of				Number of	Market Value
		Securities	Securities				Shares or	of Shares or
		Underlying	Underlying		Option		Units of	Units of
		Unexercised	Unexercised		Exercise	Option	Stock That	Stock That
		Options (#)	Options (#)		Price	Expiration	Have Not	Have Not
Name	Grant Date(1)	Exercisable	Unexercisable		($)	Date	Vested (#)(4)	Vested ($)(5)

John A. Sedor	8/27/2005	15,000	—		9.88	8/27/2015	—	—
	5/23/2006	5,000	—		10.57	5/23/2016	230	2,535
	5/23/2006	9,000	6,000	(2)	10.57	5/23/2016	—	—
	5/23/2007	5,000	2,500	(3)	10.74	5/23/2017	700	7,714
	7/1/2008	33,333	66,667	(3)	17.21	7/1/2018	—	—
	9/29/2009	—	4,375	(3)	10.00	9/29/2019	836	9,213
Lance Berman	2/2/2009	—	45,000	(3)	7.05	2/2/2019	11,020	121,440
	9/29/2009	—	3,306	(3)	10.00	9/29/2019	632	6,965
Fred Feldman	10/31/2005	5,000	—		10.75	10/31/2015	—	—
	5/23/2006	1,100	—		10.57	5/23/2016	175	1,929
	5/23/2007	933	467	(3)	10.74	5/23/2017	325	3,582
	7/1/2008	20,000	40,000	(3)	17.21	7/1/2018	—	—
	9/29/2009	—	3,174	(3)	10.00	9/29/2019	606	6,678

(1)	The grant dates, vesting schedules and expiration dates of the awards outstanding on the Separation Date are based on the original grant dates, vesting schedules and expiration dates of the Bentley awards from which they were converted.

(2)	These options become exercisable as to one-fifth of the shares on each of the first five anniversaries of the date of grant.

(3)	These options become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant.

(4)	Consists of restricted stock units. Restrictions lapse as to one-third of the shares on each of the first three anniversaries of the date of grant.

(5)	Market value based on closing price of the common stock on the NASDAQ Capital Market of $11.02 on December 31, 2009.

Potential Payments Upon Termination or Change-in-Control

The employment agreements with our Named Executive Officers may be terminated at any time upon written notice. If we terminate a Named Executive Officer without cause, we would be obligated to pay the terminated executive severance equal to the sum of one year’s salary plus a bonus equal to the greater of the bonus target for the current year or the bonus paid for the prior year; provided, however, that these obligations shall terminate if the terminated executive does not deliver a general release of claims to us within 60 days after such termination. Additionally, vesting of equity awards shall be accelerated on a pro rata basis determined by the number of completed months of service during the then current annual vesting period. Upon a termination for cause (as defined in such Named Executive Officer’s employment agreement), no severance is payable and the terminated executive’s equity awards shall not be accelerated. Upon the death or disability of an executive officer, all equity awards shall vest.

If any of the Named Executive Officers terminates his employment for good reason (as defined in such Named Executive Officer’s employment agreement), or we terminate his employment without cause, within 12 months after a change in control, (i) we would be obligated to pay the terminated executive two times either (A) the average of his aggregate annual compensation paid by his current employer during the two prior calendar years (including base salary and bonuses, if any) or (B) if he has not been so employed for two full prior calendar years, 12 times his monthly base salary immediately prior to the change in control plus the greater of his (X) most recent bonus, if any, paid by his current employer before the change in control and (Y) his target bonus most recently determined by his current employer prior to the change in control; provided, however, that the obligations in this clause (i) shall terminate if the release described above has not been delivered within 60 days after such termination; (ii) all of his then outstanding equity awards would vest and become fully exercisable immediately; and (iii) he would be entitled to health benefits for a period of up to two years and the right to continue life insurance coverage at our expense for up to two years. The severance payments described in (i) of the preceding sentence would be paid in a lump sum within 30 days after termination of employment, subject to a six month delay if so required to comply with Section 409A of the Internal Revenue Code.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information about the securities authorized for issuance under our equity compensation plan as of December 31, 2009:

Equity Compensation Plan Information

(c)
	(a)		Number of
	Number of		Securities Remaining
	Securities to be	(b)	Available for Future
	Issued Upon	Weighted-Average	Issuance Under Equity
	Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights	Reflected in Column (a))

Equity compensation plans/arrangements approved by stockholders	509,925	$13.50	90,741
Equity compensation plans/arrangements not approved by stockholders	—	N/A	—

Total	509,925	$13.50	90,741

2009 Director Compensation

The following table summarizes compensation paid to our non-employee directors during 2009.

	Fees Earned or	Stock	Option
	Paid in Cash	Awards	Awards	Total
Name	($)	($)(5)	($)	($)

Miguel Fernandez(1)	53,583	39,600	—	93,183
Michael McGovern(2)	47,583	39,600	—	87,183
James R. Murphy(3)	66,167	69,300	—	135,467
John W. Spiegel(4)	58,583	39,600	—	98,183

(1)	As of December 31, 2009, Mr. Fernandez held 5,600 restricted stock units, of which 3,600 are vested and 19,520 stock options, all of which are vested.

(2)	As of December 31, 2009, Mr. McGovern held 4,000 restricted stock units, of which 2,000 are vested and 5,000 stock options, all of which are vested.

(3)	As of December 31, 2009, Mr. Murphy held 7,000 restricted stock units, of which 3,500 are vested and 10,000 stock options, all of which are vested.

(4)	As of December 31, 2009, Mr. Spiegel held 5,600 restricted stock units, of which 3,600 are vested and 14,000 stock options, all of which are vested.

(5)	These amounts represent the aggregate grant date fair value of restricted stock granted to the directors in fiscal 2009. For more information on the restricted stock unit valuation assumptions, refer to Note 8 of our Consolidated and Combined Financial Statements, included in our annual report to stockholders for the year ended December 31, 2009, which accompanies this proxy statement.

We pay directors who are not employees fees consisting of a $25,000 annual retainer, $1,500 for each meeting of the Board of Directors attended, $1,000 for each Audit Committee meeting attended, $1,000 for each Compensation Committee meeting attended, and $1,000 for each Nominating and Governance Committee meeting attended. We also reimburse expenses incurred in attending meetings. In addition, the chairman of the Board is paid an annual retainer of $50,000, the chairman of the Audit Committee is paid an additional annual retainer of $7,500, the chairman of the Compensation Committee is paid an additional annual retainer of

$5,000, and the chairman of the Nominating and Governance Committee is paid an additional annual retainer of $2,500.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent stockholders are required by Securities and Exchange Commission regulation to furnish us with copies of all Section 16(a) reports they file. Based solely on review of the copies of such reports furnished to us during or with respect to fiscal 2009, or written representations that no Forms 5 were required, we believe that during the fiscal year ended December 31, 2009 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten-percent beneficial owners were complied with.

Certain Relationships and Related Person Transactions

Our Board of Directors has adopted a written Policy on Related Person Transactions that sets forth our policies and procedures for the reporting, review, and approval or ratification of each related person transaction. The Nominating and Governance Committee is responsible for implementing the policy. The policy applies to transactions and other relationships that would need to be disclosed in this proxy statement as related person transactions pursuant to Item 404 of the SEC’s Regulation S-K, or Item 404. In general, these transactions and relationships are defined as those involving our executive officers, directors, nominees for director or 5% stockholders, or specified members of the family or household of any of these individuals, where CPEX or any of its affiliates have participated in the transaction as a direct party or by arranging the transaction and the transaction involves more than $120,000. In adopting this policy, our Board of Directors expressly excluded from its coverage any transactions, among others, involving compensation of our executive officers or directors that has been expressly approved by our Compensation Committee or our Board of Directors.

Since the spin-off from Bentley, we have not been engaged in any related party transactions requiring disclosure pursuant to subsection (d) of Item 404, nor are we party to any proposed related party transactions.